**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**June 15, 2015**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Banco Bilbao Vizcaya Argentaria, S.A.**

**File No. 1-10110 - CF#32386**

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Banco Bilbao Vizcaya Argentaria, S.A. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on April 15, 2015.

Based on representations by Banco Bilbao Vizcaya Argentaria, S.A. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2         through April 15, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary